2017 Third Quarter Results Exhibit 99.3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CEMEX operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Operating EBITDA declined 8% on a like-to-like basis

EBITDA variation


-8%
-8%
764
-5
759
-32
64
-104
8
695
7
702
3Q16
Acq/ Div[1]
3Q16 pro-forma
Vol.
Price
Var. cost & distr.
Fixed cost & other
3Q17 l-t-l
FX
3Q17

Higher like-to-like consolidated prices for our three core products during the quarter and year-to-date September, on a year-over-year basis

Sales on a like-to-like basis increased 1% during 3Q17 due to favorable prices in Mexico and the U.S., as well as higher cement volumes in the U.S., Europe and AMEA regions

Operating EBITDA declined by 8% on a like-to-like basis, due to lower contributions in the SAC, Europe and AMEA regions, partially offset by higher contributions in Mexico and the U.S.

During 3Q17, **operating EBITDA margin** declined by 2.2pp

Millions of U.S. dollars

1 Includes US$12 million from Trinidad Cement Limited ("TCL"), which CEMEX began consolidating starting February 2017, -US$10 million from the Fairborn cement plant divestment, which closed in February 2017, and -US$7 million from the Odessa cement plant divestment, which closed in November 2016.

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Free cash flow conversion rate1 reached 62% Controlling interest net income Free cash flow Millions of U.S. dollars 1 Free cash flow conversion rate = Free cash flow after maintenance CAPEX / EBITDA 2 Includes Other Cash Items plus Free Cash Flow Discontinued Operations Other2 Maint. CapEx FCF after maint. CapEx Taxes WC FCF 3Q17 EBITDA 3Q17 Net fin. Exp Stra-tegic CapEx 3Q17 3Q16

Debt declined by ~US$1.5 billion year-to-date September


Total debt plus perpetuals variation
-12%
13,073
1,466
325
112
522
231
326
352
11,558
4Q16
Divest-ments1
Conv.2
Cash balance var.
FCF after strategic CapEx
TCL shares +debt
Debt FX effect
Other
3Q17

Free cash flow generation and divestments proceeds mainly used to reduce debt

We have **reduced total debt plus perpetuals** by close to US$3.8 billion since December 2015, representing a reduction of approximately 25%

New facilities agreement for US$4.05 billion under improved conditions, extending average life of debt and reducing cost of debt

S&P Global Ratings upgraded our corporate credit rating in its global scale to BB with a stable outlook

Millions of U.S. dollars

1 Mainly includes the following divestments: US$500 million from the U.S. Concrete Pipe Business, US$400 million from the Fairborn cement plant in the U.S., US$378 million from the stake of Grupo Cementos de Chihuahua, US$150 million from the Pacific Northwest Materials Business in the U.S., among others

2 Conversion of approximately US$325 million of 3.75% convertible notes due 2018

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Third Quarter 2017 Regional Highlights

3Q17 EBITDA increased 13% and EBITDA margin increased 2pp, on a year-over-year basis Construction activity affected during the quarter by natural disasters, as well as lower infrastructure spending Higher sequential and year-over-year prices for cement and ready mix during the quarter Slight loss in market position, due to focus on our value-before-volume strategy, which we expect to responsibly recover in upcoming quarters In the industrial-and-commercial sector, favorable dynamics continued in shopping malls, hospitality and tourism construction In the self-construction sector indicators including job creation and remittances continued to be solid Mexico

3Q17 operating EBITDA increased by 1% on a like-to-like basis Cement volumes increased 2% during the quarter on a like-to-like basis despite significant precipitation as well as the impact of two hurricanes in our footprint Cement prices on a like-to-like basis increased 5% during the quarter on a year-over-year basis Single-family housing starts increased 11% during the quarter and single-family housing permits increased 10% year-to-date September In the industrial-and-commercial sector, construction spending increased 4% year-to-date August, driven by commerce, office and lodging United States

Regional cement volumes on a like-to-like basis decreased by 2% reflecting declines in Colombia, Panama and Guatemala, as well as the impact of the hurricanes in Puerto Rico and, to a lesser extent, the Dominican Republic In Colombia, cement volumes declined 4% during the quarter; local-currency cement prices as of September are 2% higher than they were in June In Panama, our cement volumes during the quarter declined by 3% affected by a slowdown in the high-income-residential and industrial-and-commercial sectors Cement volumes in our TCL operations increased by 4% during the quarter, mainly reflecting a double-digit growth in Jamaican volumes South, Central America and the Caribbean

Increase in regional volumes for our three core products during the first nine months of the year In the UK, our quarterly cement volumes reflect softening market conditions due to political uncertainties In Spain, cement volume growth reflects continued strong activity in the residential sector In Germany, cement volumes increased 13% during the quarter supported by the residential sector and ongoing infrastructure projects In Poland, cement volumes increased 8% during the quarter driven by the residential and infrastructure sectors; our quarterly cement prices increased 3% year-over-year and remained stable on a sequential basis Europe

Increase in quarterly regional volumes for our three core products In the Philippines, cement volumes increased 2% during the quarter supported by improved infrastructure activity and modest growth in the residential and industrial-and-commercial sectors In Egypt, the slight decrease in cement volume during the quarter reflects a decline in purchasing power as a result of the devaluation; our cement prices in local currency terms increased 8% on a sequential basis In Israel, our ready-mix and aggregates businesses achieved record quarterly and year-to-date volumes Asia, Middle East and Africa

Third Quarter 2017 3Q17 Results

Operating EBITDA declined by 8% on a like-to-like basis due to lower contributions in SAC, Europe and AMEA regions, partially offset by higher contributions in Mexico and the U.S. Cost of sales, as a percentage of net sales, increased by 1.4pp during the quarter mainly reflecting higher energy costs Operating expenses, as a percentage of net sales, increased by 0.4pp during the quarter mainly driven by higher distribution expenses Operating EBITDA, cost of sales and operating expenses

Average working capital days Free cash flow Average working capital days decreased to -5 during 3Q17 from 1 during the same period in 2016

Other income statement items Other expenses, net, of US$68 million mainly includes impairment of assets and severance payments Foreign-exchange gain of US$31 million resulting primarily from the fluctuation of the Mexican peso versus the U.S. dollar Gain on financial instruments of US$95 million mainly resulting from the gain on the sale of the remaining direct interest in Grupo Cementos de Chihuahua Income tax had a positive effect of US$28 million mainly due to the reversal of the valuation allowance previously set for some net operating losses (NOL’s) Controlling interest net income of US$289 million, versus an income of US$286 million in 3Q16, mainly reflects lower financial expenses, better results from financial instruments and a positive effect in income tax, partially offset by lower operating earnings, a lower foreign exchange gain, a negative variation in discontinued operations and higher non-controlling interest net income Millions of U.S. dollars

In July, CEMEX entered into a new facilities agreement for US$4.05 billion under improved conditions, extending our average life of debt and reducing our cost of debt1: 5-year term, with an average debt maturity of 4.3 years Total amount includes a revolving credit line of approximately US$1.135 billion with a 5-year term; remaining amount of US$2.915 billion is under term loan tranches, amortizing in five equal semi-annual payments, beginning on July 2020 Increased flexibility to make new investments, incur debt, and pay dividends In September: S&P Global Ratings upgraded our Corporate credit rating in its global scale to BB from BB- We repurchased approximately US$700 million of 9.375% senior secured notes due 2022 through a cash tender offer; the remaining notes were redeemed on October 12, 2017 Debt-related information 1 The 2014 Credit Agreement was fully cancelled on July 25, 2017

Millions of U.S. dollars Avg. life of debt: 5.0 years 1 CEMEX has perpetual debentures totaling US$446 million 2 Convertible Subordinated Notes include only the debt component of US$865 million; total notional amount is about US$886 million 3 Includes the remaining balance of the 9.375% senior secured notes due 2022 that were not tendered but that were called prior to September 30, 2017 and redeemed on October 12, 2017 CEMEX consolidated debt maturity profile Fixed Income Other bank debt Convertible Subordinated Notes2 Credit Agreement Total debt excluding perpetual notes1 as of September 30, 2017: US$11,111 million 3

Millions of U.S. dollars Avg. life of debt: 5.1 years 1 Debt maturity profile presented on a proforma basis reflecting call payment on October 12th 2017 of US Senior Secured Notes of 9.375% due on 2022, applying US$174M held in cash reserve, and US$170M withdrawn from the revolving credit facility due 2022 2 CEMEX has perpetual debentures totaling US$446 million 3 Convertible Subordinated Notes include only the debt component of US$865 million; total notional amount is about US$886 million CEMEX consolidated debt maturity profile – pro forma1 Fixed Income Other bank debt Convertible Subordinated Notes3 Credit Agreement Total debt excluding perpetual notes2 as of September 30, 2017: US$10,937 million

Third Quarter 2017 2017 Outlook

2017 guidance 1 Including perpetual and convertible securities Consolidated volumes Cement: 0% Ready mix: 1% - 3% Aggregates: 0% - 3% Energy cost per ton of cement produced Increase of approximately 12% Capital expenditures US$520 million Maintenance CapEx US$210 million Strategic CapEx US$730 million Total CapEx Investment in working capital US$0 million Cash taxes Approximately US$275 million Cost of debt1 Reduction of approximately US$175 million

Progress of initiatives as of 3Q17 to further bolster our road to investment grade Initiatives Progress to date Building Blocks Targets 2016 & 2017 Asset divestments ~ US$2.7 billion US$2,655 divestments to date US$2.5 billion Total debt reduction ~ US$3.8 billion US$3,769 debt reduction to date + free cash flow 4Q 2017 ~ US$4 billion

Third Quarter 2017 Appendix

During the quarter and on a like-to-like basis, higher year-over-year cement volumes in the U.S., and the Europe and AMEA regions Quarterly and year-to-date increases in consolidated prices for our three core products, on a like-to-like basis Consolidated volumes and prices

Additional information on debt and perpetual notes Currency denomination Interest rate

Additional information on debt and perpetual notes Total debt1 by instrument

9M17 volume and price summary: Selected countries

3Q17 volume and price summary: Selected countries

2017 expected outlook: Selected countries

Definitions 9M17 / 9M16 Results for the first nine months of the years 2017 and 2016, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency Like-to-like percentage variation (l-t-l % var) Percentage variations adjusted for investments/divestments and currency fluctuations Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com